UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    FTD, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                         Perry Acquisition Partners, LP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 5, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Perry Acquisition Partners, LP
 -------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not applicable.
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

                                                                          [_]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  7,344,107
                                  ----------------------------------------------
   NUMBER OF              8       SHARED VOTING POWER
    SHARES
  BENEFICIALLY                    NONE
    OWNED BY                      ----------------------------------------------
      EACH                9       SOLE DISPOSITIVE POWER
  REPORTING
     PERSON                       7,344,107
      WITH                        ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  NONE
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,344,107
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [_]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard C. Perry
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not applicable.
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2 (d) or 2 (e)                                              [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         7,877,928(includes 7,344,107 shares
                         beneficially owned by Perry Acquisition
                         Partners, LP, a Delaware limited
                         partnership; 69,966 shares beneficially and
                         directly owned by Richard C. Perry; 413,855
                         shares beneficially owned by Perry Corp., a
                         New York corporation, and 50,000 shares
                         beneficially owned by Perry Special
                         Situations Holdings, LLC, a Delaware limited
                         liability company)
                         -------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
   BENEFICIALLY          NONE
     OWNED BY            -------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              7,877,928(includes 7,344,107 shares beneficially
     WITH                owned by Perry Acquisition Partners, LP, a Delaware
                         limited partnership; 69,966 shares
                         beneficially and directly owned by Richard
                         C. Perry; 413,855 shares beneficially owned
                         by Perry Corp., a New York corporation, and
                         50,000 shares beneficially owned by Perry
                         Special Situations Holdings, LLC, a Delaware
                         limited liability company)
                         -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,877,928(includes 7,344,107 shares beneficially owned by Perry Acquisition Partners, LP, a Delaware limited partnership; 69,966 shares beneficially and directly owned by Richard C. Perry; 413,855 shares beneficially owned by Perry Corp., a New York corporation, and 50,000 shares beneficially owned by Perry Special Situations Holdings, LLC, a Delaware limited liability company)

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.7%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock"), of FTD, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3113 Woodcreek Drive, Downers Grove, IL 60515.

ITEM 2.      IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Acquisition Partners, L.P. (the "Partnership"), a limited partnership organized under the laws of Delaware, and Richard C. Perry, an American citizen ("Richard Perry," and together with the Partnership, the "Reporting Persons"). Richard Perry is the managing member of Perry Investors, LLC ("Perry Investors"), the general partner of the Partnership. The principal business of the Partnership is that of an investment limited partnership and the principal business of Perry Investors is that of general partner of the Partnership. The address of each of the Partnership, Perry Investors and Richard Perry is 599 Lexington Avenue, New York, NY 10022. The written agreement between the Partnership and Richard Perry to jointly file this statement on Schedule 13D is attached hereto as Exhibit A.

            During the last five years, neither of the Reporting Persons nor Perry Investors, nor, to the knowledge of the Reporting Persons, any of their or Perry Investors' executive officers, directors, partners or members, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            Not applicable. This statement on Schedule 13D is being filed solely to report that the Reporting Persons have entered into a voting agreement with respect to the Common Stock of the Purchaser.

ITEM 4.     PURPOSE OF TRANSACTION:

            On October 5, 2003, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mercury Man Holding Corporation and Nector Merger Corporation pursuant to which the stockholders of the Issuer will receive cash in exchange for their shares upon closing of the merger (the "Proposed Merger"). This statement on Schedule 13D is occasioned solely by the execution by the Reporting Persons of a Voting Agreement, dated as of October 5, 2003 (the "Voting Agreement"), entered into by the Reporting Persons in connection with the Proposed Merger. No party received consideration in connection with the execution and delivery of the Voting Agreement. The Reporting Persons acknowledge that the foregoing is contingent upon restrictions in the Voting Agreement. Pursuant to the Voting Agreement the Reporting Persons have a contractual obligation to vote all of their respective shares of Common Stock
(i) in favor of the approval of adoption of the Merger Agreement (as defined in the Voting Agreement) and the transaction contemplated therein, and any actions required in furtherance thereof and (ii) against any Alternative Transaction (as defined in the Merger Agreement). The Reporting Persons are further restricted under the Voting Agreement from transferring or agreeing to transfer any of their shares of Common Stock or from granting any proxy or power-of-attorney with respect to any of the shares of Common Stock. If such Merger Agreement is adopted, the Proposed Merger may, among other things result in changes in the Issuers charter and bylaws.

            Except as described herein, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer;
(iv) any other material change in the Issuer's business or corporate structure;
(v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(viii) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) The Partnership is, under Rule 13d-3 of the Securities Exchange Act, the beneficial owner of 7,344,107 shares reported herein. Richard Perry, as the Managing Member of Perry Investors, LLC, the general partner of the Partnership, may be deemed to own beneficially, within the meaning of Rule 13d-3, those shares held beneficially by the Partnership. In addition, Richard Perry is the beneficial and direct owner of 69,966 shares, and may be deemed to be the beneficial owner of (1) 413,855 shares owned beneficially by Perry Corp., a New York corporation and registered investment adviser under the Investment Advisers Act of 194 of which Richard Perry is the sole shareholder and (2) 50,000 shares owned beneficially by Perry Special Situations Holdings, LLC, a Delaware limited liability company for which Richard Perry serves as Managing Member. Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock owned beneficially by the Partnership, except for that portion of such shares that relates to his economic interest in the Partnership and Perry Special Situations Holdings, LLC.

            (c) There have been no reportable transactions engaged in by the Reporting Persons with respect to the Common Stock within the 60 day period immediately preceding the date of this filing.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            The Reporting Persons are party to the following contracts, agreements and understandings with respect to securities of the Issuer:

1. Voting Agreement, dated as of October 5, 2003. See Item 4.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement, dated as of October 15, 2003, between Perry
                   Acquisition Partners, LP and Richard C. Perry to jointly file this statement on Schedule 13D.

      Exhibit B -- Voting Agreement, dated as of October 5, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PERRY ACQUISITION PARTNERS, LP


Dated: October 15, 2003
       New York, New York               By: /S/ Richard C. Perry
                                            ------------------------------------
                                            Name: Richard C. Perry
                                            Title: Managing Member of Perry
                                            Investors, LLC, the General Partner
                                            of Perry Acquisition Partners, LP


Dated: October 15, 2003
       New York, New York                   /S/ Richard C. Perry
                                        ----------------------------------------
                                                Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of FTD, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY ACQUISITION PARTNERS, LP


Dated: October 15, 2003
       New York, New York               By: /S/ Richard C. Perry
                                            ------------------------------------
                                            Name: Richard C. Perry
                                            Title: Managing Member of Perry
                                            Investors, LLC, the General Partner
                                            of Perry Acquisition Partners, LP


Dated: October 15, 2003
       New York, New York                   /S/ Richard C. Perry
                                        ----------------------------------------
                                                Richard C. Perry

                                                                       EXHIBIT B

                                VOTING AGREEMENT

      Voting Agreement (this "Agreement"), dated as of October 5, 2003, by and among MERCURY MAN HOLDINGS CORPORATION, a Delaware corporation ("Parent"), and the stockholder(s) listed on the signature pages hereto (the "Stockholder").

      WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent, Nectar Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and FTD, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing, among other things, for the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation and wholly owned subsidiary of Parent (the "Merger"); and

      WHEREAS, as of the date hereof, the Stockholder is the Beneficial Owner (as defined below) of, and has the sole right to vote and dispose of that number of shares of Class A common stock, par value $0.01 per share (the "Company Shares"), and Class B common stock, par value $0.0005 per share (the "Class B Shares"), of the Company set forth beside the Stockholder's name on Schedule A hereto; and

      WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition to Merger Sub and Parent entering into the Merger Agreement and incurring the obligations set forth therein, Parent has required that the Stockholder enter into this Agreement and that certain other substantial stockholders of the Company (the "Other Stockholders") enter into substantially similar agreements (the "Other Voting Agreements");

      NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

      Capitalized terms used but not defined in this Agreement are used in this Agreement with the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

      "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to the Stockholder, "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company. For the avoidance of doubt, however, no officer or director of the Company shall be deemed an Affiliate of another officer or director of the Company by virtue of his or her status as a director or officer of the Company.

      "Alternative Transaction" means (a) any transaction of the type described in clauses (i) through (iv) of the definition of Acquisition Proposal contained in the Merger Agreement other than the transactions contemplated by the Merger Agreement and (b) any other action, agreement or transaction that would result in a breach of any representation, warranty, covenant or other obligation or agreement of the Company contained in the Merger Agreement (or of the Stockholder contained in this Agreement) or that might hinder, delay, impede or frustrate the consummation of the transactions contemplated by the Merger Agreement.

      "Beneficially Owned" or "Beneficial Ownership" with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act, disregarding the phrase "within 60 days" in paragraph (d)(1)(i) thereof), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

      "Beneficial Owner" with respect to any securities means a Person that has Beneficial Ownership of such securities.

      "Equity Interest" means with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock or other equity interests (including, without limitation, partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person) whether outstanding on the date hereof or issued after the date hereof.

      "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any Governmental Entity (as defined in the Merger Agreement).

      "Subject Shares" means, with respect the Stockholder, without duplication,
(i) Company Shares and Class B Shares Beneficially Owned by the Stockholder on the date hereof as described on Schedule A hereto, (ii) any additional Company Shares or Class B Shares acquired by the Stockholder or over which it acquires Beneficial Ownership after the date hereof and prior to the Effective Time,
(iii) any Equity Interests of any Person that the Stockholder is or becomes entitled to receive by reason of being a holder of any of the Subject Shares, and (iv) any Equity Interests or other property into which any of such Subject Shares shall have been or shall be converted or changed, whether by amendment to the certificate of incorporation of the Company, merger, consolidation, reorganization, reclassification, capital change or otherwise.

      "Transfer" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

                                   ARTICLE II

                          COVENANTS OF THE STOCKHOLDER

      Section 2.1 Agreement to Vote.

      (a) The Stockholder agrees that at any meeting of the stockholders of the Company held prior to the Expiration Date (as defined in Section 5.13), however called, and at every adjournment or postponement thereof prior to the Expiration Date, or in connection with any written consent of, or any other action by, the stockholders of the Company given or solicited prior to the Expiration Date, the Stockholder shall vote, or provide a consent with respect to, all of the Subject Shares entitled to vote or to consent thereon (a) in favor of approval of adoption of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof and (b) against any Alternative Transaction.

      (b) Except as set forth on Schedule A hereto, the Stockholder shall not enter into any agreement or understanding with any Person prior to the Expiration Date directly or indirectly to vote, grant any proxy or give instructions with respect to the voting of, the Subject Shares.

      Section 2.2 Revocation of Proxies; Cooperation. The Stockholder agrees as follows:

      (a) The Stockholder hereby represents and warrants that any proxies heretofore given by the Stockholder in respect of the Subject Shares are not irrevocable and the Stockholder, except as set forth on Schedule A hereto, hereby revokes any and all such prior proxies with respect to such Subject Shares. Prior to the Expiration Date, except as set forth on Schedule A hereto, the Stockholder shall not directly or indirectly grant any proxies or powers of attorney with respect to the matters set forth in Section 2.1, deposit any of the Subject Shares or enter into a voting agreement (other than this Agreement) with respect to any of the Subject Shares.

      (b) At the Company's expense, the Stockholder will provide information reasonably requested by the Company , Parent or Merger Sub for any regulatory application or filing made or approval sought for, or in connection with, the Merger and the other transactions contemplated by the Merger Agreement.

      (c) The Stockholder will take all action necessary to (i) in connection with any duly held and called meeting of stockholders of the Company, or any written consent of, or other action by, the stockholders of the Company, prior to the Expiration Date, vote the Subject Shares in accordance with the terms of this Agreement, (ii) assuming the consummation of the Merger in accordance with the terms of the Merger Agreement, permit the Subject Shares to be acquired in the Merger and (iii) prevent creditors in respect of any pledge of such shares from exercising their rights under such pledge in a manner inconsistent with the terms of this Agreement.

      Section 2.3 No Solicitation. The Stockholder agrees that:

      (a) The Stockholder shall not, and shall cause its Affiliates and its and their directors, employees, attorneys, accountants, advisors, representatives and agents ("Representatives") not to, directly or indirectly, (i) solicit or initiate or knowingly encourage or take any other action to facilitate the submission of any Acquisition Proposal or any other proposal related to an Alternative Transaction or initiate an Alternative Transaction, (ii) participate or engage in substantive discussions or negotiations with, or disclose or provide any non-public information relating to the Company or its Subsidiaries to, or knowingly facilitate any inquiries by, any Person, that to the actual knowledge of the Stockholder at the relevant time is making any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal or any Alternative Transaction, (iii) knowingly facilitate the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal or Alternative Transaction,
            (iv) approve, endorse, recommend or vote for any Acquisition Proposal or Alternative Transaction, or (v) enter into any agreement or agreement in principle, letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal or Alternative Transaction.

      (b)   Notwithstanding anything to the contrary contained in this
            Agreement: (i) the provisions of this Agreement apply solely to the Stockholder when acting in his or its capacity as a stockholder of the Company and not when acting or purporting to act as a representative or an officer or director of the Company (it being understood that the Company has separate and independent obligations to Parent and Merger Sub under Section 7.10 of the Merger Agreement); (ii) none of the provisions of this Agreement shall be construed to prohibit, limit or restrict the Stockholder, any of its Affiliates or any of their respective representatives (A) who is a member of the Board of Directors of the Company from exercising his fiduciary duties to the Company by voting or taking any other action whatsoever in his capacity as a director or (B) who is an officer or employee of the Company from taking any action whatsoever in such capacity; and (iii) no action taken by the Company in compliance with the covenants of the Merger Agreement in respect of any Acquisition Proposal shall serve as the basis of a claim that the Stockholder is in breach of its obligations hereunder notwithstanding the fact that the Stockholder or its representatives have provided advice or assistance to the Company in connection therewith.

      Section 2.4 No Transfer of Subject Shares; Publicity. The Stockholder agrees that:

      (a) During the term of this Agreement, the Stockholder shall not (i) except as set forth on Schedule A hereto, subject any of the Subject Shares to, or suffer to exist on any of the Subject Shares, any Encumbrances or (ii) not Transfer or agree to Transfer any of the Subject Shares (other than by operation of the Merger) or grant any proxy or power-of-attorney with respect to any of the Subject shares. The foregoing restrictions will not apply to Transfers to Affiliates of the Stockholder who have executed an instrument, in form and substance reasonably satisfactory to Parent, agreeing to be bound by this Agreement to the same extent as the Stockholder with respect to the Subject Shares to which such Transfer relates; provided, that the Stockholder shall remain liable for any failure by such Affiliate to so perform under this agreement.

      (b) Unless required by applicable law or in connection with any mandatory regulatory or other filings, neither the Stockholder nor any of its Affiliates or Representatives shall make any press release or public announcement with respect to the business or affairs of the Company, Parent or Merger Sub, including this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent.

      Section 2.5 No Appraisal. The Stockholder agrees not to make a written demand for appraisal in respect of the Subject Shares in accordance with Section 262 of the Delaware General Corporation Law in connection with the Merger.

                                  ARTICLE III

              REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS
                               OF THE STOCKHOLDER

      The Stockholder represents, warrants and covenants to Merger Sub that:

      Section 3.1 Ownership. The Stockholder is the Beneficial Owner of the Subject Shares identified on Schedule A hereto and such shares constitute all of the capital stock of the Company Beneficially Owned by the Stockholder. The Stockholder good, valid and marketable title to all of such shares, free and clear of all Encumbrances, liens, claims, options, proxies, voting agreements and security interests and has the sole right to vote and dispose of such Subject Shares and there are no restrictions on rights of disposition or other Encumbrances pertaining to such Subject Shares, in each case except as described on Schedule A. None of the Subject Shares is subject to any voting trust or other contract with respect to the voting thereof, and no proxy, power of attorney or other authorization has been granted with respect to any of such Subject Shares.

      Section 3.2 Authority and Non-Contravention.

      (a) If the Stockholder is not an individual human being, the Stockholder is duly organized, validly existing and, to the extent applicable under applicable law, in good standing under the Laws of its jurisdiction of organization.

      (b) Assuming due authorization, execution and delivery of this Agreement by Parent, this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The Stockholder has all necessary power, authority and legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement and no other corporate or similar proceedings or actions on the part of the Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. If the Stockholder is a corporation, limited liability company or partnership, such actions have been duly authorized and approved by all necessary corporate, limited liability company or partnership action, as the case may be, of the Stockholder.

      (c) The Stockholder is not nor will it be required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with the execution, delivery or performance of this Agreement or obtain any Permit from any Governmental Entity for any of the transactions contemplated hereby, except as may be required by Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

      (d) Neither the execution and delivery of this Agreement by the Stockholder nor the consummation of the transactions contemplated hereby does or will (whether with notice or lapse of time or both)
            (i) in the event the Stockholder is a corporation, limited liability company or partnership, conflict with, result in any violation of or require any consent under any provision of the governing documents of the Stockholder, (ii) conflict with, result in any violation of, require any consent under or constitute a default by the Stockholder under any mortgage, bond, indenture, agreement, instrument or obligation to which the Stockholder is a party or by which it or any of the Stockholder's assets (including the Subject Shares) are bound, or violate any Permit of any Governmental Entity, or any Law or order to which such Stockholder, or any of its assets (including the Subject Shares), may be subject, or (iii) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned by the Stockholder (including the Subject Shares).

      Section 3.3 Total Shares. Except as set forth on Schedule A hereto, the Stockholder, except with respect to stock options disclosed pursuant to the Merger Agreement, is not the Beneficial Owner of, and does not have (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any right to acquire, and has no other interest in or voting rights with respect to, any Company Shares or Class B Shares or any securities convertible into or exchangeable or exercisable for Company Shares or Class B Shares.

      Section 3.4 Reliance. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

                                   ARTICLE IV

               REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT

      Section 4.1 Authority. Parent represents, warrants and covenants to the Stockholder that, assuming due authorization, execution and delivery of this Agreement by the Stockholder, this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Parent has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent.

      Section 4.2 No Violation. Neither the execution and delivery by Parent or Merger Sub of this Agreement or the Merger Agreement nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby does or will (a) violate, conflict with or result in any breach of any provision of the respective certificates of incorporation or bylaws of Parent or Merger Sub; (b) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination, cancellation or amendment or in a right of termination, cancellation or amendment of, accelerate the performance required by or benefit obtainable under, result in the triggering of any payment or other obligations pursuant to, result in the creation or imposition of any Encumbrance upon any of the properties of Parent or Merger Sub; (c) result in there being declared void, voidable or without further binding effect, any Contract to which Parent or Merger Sub is a party, or by which Parent or Merger Sub or any of their respective properties is bound, except for any such breach, default or right with respect to which requisite waivers or consents have been, or prior to the Effective Time will be, obtained or any of the foregoing matters that would not have a Purchaser Material Adverse Effect; (d) other than the Regulatory Filings, require any Consent of any Governmental Entity, the lack of which would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated hereby; or (e) violate any laws applicable to Parent or Merger Sub or any of their respective assets or properties, except for violations that would not have a Purchaser Material Adverse Effect.

                                   ARTICLE V

                               GENERAL PROVISIONS

      Section 5.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the

Subject Shares shall remain and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein or in the Merger Agreement.

      Section 5.2 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (including facsimile or similar writing) and shall be given:

      (a)   If to Parent, to:

            Leonard Green & Partners, L.P.
            11111 Santa Monica Boulevard
            Suite 2000
            Los Angeles, CA 90025
            Attention: John M. Baumer
                       Tim Flynn
            Facsimile No.: 310-954-0404

            With a copy (which will not constitute notice) to:

            Latham & Watkins LLP
            885 Third Avenue
            New York, NY 10022
            Attention:  Howard A. Sobel, Esq.
            Facsimile No.: 212-751-4864

      (b) If to a Stockholder, to such Stockholder's address set forth on Schedule A hereto.

or such other address or facsimile number as a party may hereafter specify for the purpose by notice to the other parties hereto. Each notice, consent, waiver or other communication under this Agreement shall be effective only (a) if given by facsimile, when the facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by overnight courier or personal delivery when delivered at the address specified in this Section.

      Section 5.3 Further Actions. Upon the request of any party to this Agreement, the other party will (a) furnish to the requesting party any additional information, (b) execute and deliver, at their own expense, any other documents and (c) take any other actions, in each instance, as the requesting party may reasonably require to more effectively carry out the intent of the specific provisions of this Agreement.

      Section 5.4 Entire Agreement and Modification. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to its subject matter and constitutes (along with the documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented or otherwise modified except in a written document executed by the party against whose interest the modification will operate.

      Section 5.5 Drafting and Representation. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

      Section 5.6 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      Section 5.7 No Third-Party Rights. The Stockholder may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent. Parent may not assign any of its rights or delegate any of its obligations under this Agreement with respect to the Stockholder without the prior written consent of the Stockholder. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of each of their respective successors, personal or legal representatives, heirs, distributes, devisees, legatees, executors, administrators and permitted assigns of the Stockholder and the successors and permitted assigns of Parent. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section.

      Section 5.8 Enforcement of Agreement. The Stockholder acknowledges and agrees that Parent could be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Stockholder could not be adequately compensated by monetary damages. Accordingly, the Stockholder agrees that, (a) it will waive, in any action for specific performance, the defense of adequacy of a remedy at Law, and (b) in addition to any other right or remedy to which Parent may be entitled, at Law or in equity, Parent will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

      Section 5.9 Waiver. The rights and remedies of the parties to this agreement are cumulative and not alternative. Neither any failure nor any delay by a party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in a written document signed by the other party, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

      Section 5.10 Governing Law. This Agreement will be governed by and construed under the Laws of the State of Delaware applicable to contracts made and to be performed entirely in such State.

      Section 5.11 Consent to Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, County of New Castle or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the United States District Court for the District of Delaware, and each of the parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 5.2 shall be deemed effective service of process. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

      Section 5.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

      Section 5.13 Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time (as defined in the Merger Agreement), (b) the termination of the Merger Agreement in accordance with Section 9.1 thereof, (c) any amendment or other modification of the Merger Agreement that, in each case, materially and adversely affects the stockholders of the Company and to which the Stockholder all of the Other Stockholders have not agreed to in writing or
(d) written notice by Parent to the Stockholder of the termination of this Agreement (the earliest of the events described in clauses (a), (b), (c) and (d), the "Expiration Date").

      Section 5.14 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Nothing in this Agreement shall be deemed to limit the obligations of the Company pursuant to Section 10.2 of the Merger Agreement.

      Section 5.15 Headings; Construction. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement (a) words denoting the singular include the plural and vice versa, (b) "it" or "its" or words denoting any gender include all genders, (c) the word "including" shall mean "including without limitation," whether or not expressed, (d) any reference herein to a Section, Article, Paragraph, Clause or Schedule refers to a Section, Article, Paragraph or Clause of or a Schedule to this Agreement, unless otherwise stated, and (e) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day (as defined in the Merger Agreement), then the period shall end on the next day which is a Business Day.

      Section 5.16 Other Voting Agreements. Parent acknowledges and agrees that, if it enters into, amends, waives, terminates or otherwise modifies any Other Voting Agreement with any Other Stockholder on terms and conditions meaningfully more favorable to such Other Stockholder than the terms and conditions contained in this Agreement, Parent shall, as applicable, promptly advise Stockholder of such fact (and the relevant terms and conditions) and shall offer the Stockholder the opportunity to amend, terminate or otherwise modify this Agreement so that it contains substantially identical terms and conditions and, if requested by the Stockholder, Parent shall, as applicable, enter into such an amendment, termination or other modification to this Agreement.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                       MERCURY MAN HOLDINGS CORPORATION

                                       By:     _________________________________
                                               Name:____________________________
                                               Title:___________________________


                                       PERRY ACQUISITION PARTNERS, L.P.

                                       By:      PERRY INVESTORS, L.L.C.,
                                       Its:     General Partner

                                       By:     _________________________________
                                               Name:  Richard C. Perry
                                               Title: Managing Partner


                                       PERRY PARTNERS, L.P.

                                       By:      PERRY CORP.
                                       Its:     Managing General Partner

                                       By:     _________________________________
                                               Name:  Richard C. Perry
                                               Title: President


                                       PERRY PARTNERS INTERNATIONAL, INC.

                                       By:      PERRY CORP.
                                       Its:     Investment Manager

                                       By:     _________________________________
                                               Name:  Richard C. Perry
                                               Title: President


                                       PERRY SPECIAL SITUATIONS HOLDINGS, LLC

                                       By:     _________________________________
                                               Name:  Richard C. Perry
                                               Title: Managing Member

                                       _________________________________________
                                                      Richard C. Perry

                                   SCHEDULE A

               Name and                                                                      Other Company
     Address of the Stockholder                    Company Shares        Class B Shares        Securities
--------------------------------------             --------------        --------------        ----------
Perry Acquisition Partners, L.P.                       7,344,107                  --                 --
599 Lexington Avenue
New York, NY 10022

Perry Partners, L.P.                                      12,958             122,479                 --
599 Lexington Avenue
New York, NY 10022

Perry Partners International, Inc.                        30,544             247,874                 --
599 Lexington Avenue
New York, NY 10022

Perry Special Situations Holdings, LLC                        --              50,000                 --
599 Lexington Avenue
New York, NY 10022

Richard C. Perry                                          69,966                  --                 --
599 Lexington Avenue
New York, NY 10022